UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Covance, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

222816100

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 222816100

1	NAME OF REPORTING PERSON Brown Advisory Holdings Incorporated ("BAHI") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-2112409
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BAHI is a Maryland Corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,589,681
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,237,076
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,237,076
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.62%
12	TYPE OF REPORTING PERSON HC (Parent Holding Company)

CUSIP No.: 222816100

1	NAME OF REPORTING PERSON Brown Investment Advisory & Trust Company ("BIATC") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-1811121
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BIATC is a Maryland Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 348,830
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 352,892
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 352,892
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.58%
12	TYPE OF REPORTING PERSON BK (Bank)

CUSIP No.: 222816100

1	NAME OF REPORTING PERSON Brown Investment Advisory Incorporated ("BIA,Inc.") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-1952888
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BIA,Inc. is a Maryland Corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,160,341
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,802,965
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,802,965
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12	TYPE OF REPORTING PERSON IA (Investment Adviser)

CUSIP No.: 222816100

1	NAME OF REPORTING PERSON Brown Advisory LLC ("BA, LLC") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 26-0680642
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BA,LLC is a Maryland Limited Liability Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 77,901
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 77,901
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,901
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.13%
12	TYPE OF REPORTING PERSON IA (Investment Adviser)

CUSIP No.: 222816100

1	NAME OF REPORTING PERSON Alex. Brown Investment Management, LLC ("ABIM") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-1349876
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ABIM is a Maryland Corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,609
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,318
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,318
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.01%
12	TYPE OF REPORTING PERSON IA (Investment Adviser)

CUSIP No.: 222816100

ITEM 1(a).	NAME OF ISSUER:
Covance, Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
210 Carnegie Center Princeton, New Jersey 08540
ITEM 2(a).	NAME OF PERSON FILING:
Brown Advisory Holdings Incorporated ("BAHI")
Brown Investment Advisory & Trust Company ("BIATC")
Brown Investment Advisory Incorporated ("BIA,Inc.")
Brown Advisory LLC ("BA, LLC")
Alex. Brown Investment Management, LLC ("ABIM")
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
901 South Bond Street, Ste. 400 Baltimore, MD 21231
ITEM 2(c).	CITIZENSHIP:
Brown Advisory Holdings Incorporated ("BAHI") - BAHI is a Maryland Corporation
Brown Investment Advisory & Trust Company ("BIATC") - BIATC is a Maryland Company
Brown Investment Advisory Incorporated ("BIA,Inc.") - BIA,Inc. is a Maryland Corporation
Brown Advisory LLC ("BA, LLC") - BA,LLC is a Maryland Limited Liability Company
Alex. Brown Investment Management, LLC ("ABIM") - ABIM is a Maryland Corporation

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock
ITEM 2(e).	CUSIP NUMBER:
222816100
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b)	[X] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	[X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k)	[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:
BAHI is a parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)
BIATC is a bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
BA,Inc. is an investment adviser in accordance with 240.13d-1(b)(1)(ii)(E)
BA, LLC is an investment adviser in accordance with 240.13d-1(b)(1)(ii)(E)
ABIM is an investment adviser in accordance with 240.13d-1(b)(1)(ii)(E)
ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
5,237,076
	(b)	Percent of class:
8.62%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
Brown Advisory Holdings Incorporated ("BAHI") - 3,589,681
Brown Investment Advisory & Trust Company ("BIATC") - 348,830
Brown Investment Advisory Incorporated ("BIA,Inc.") - 3,160,341
Brown Advisory LLC ("BA, LLC") - 77,901
Alex. Brown Investment Management, LLC ("ABIM") - 2,609

(ii) Shared power to vote or to direct the vote:
Brown Advisory Holdings Incorporated ("BAHI") - 0
Brown Investment Advisory & Trust Company ("BIATC") - 0
Brown Investment Advisory Incorporated ("BIA,Inc.") - 0
Brown Advisory LLC ("BA, LLC") - 0
Alex. Brown Investment Management, LLC ("ABIM") - 0

(iii) Sole power to dispose or to direct the disposition of:
Brown Advisory Holdings Incorporated ("BAHI") - 0
Brown Investment Advisory & Trust Company ("BIATC") - 0
Brown Investment Advisory Incorporated ("BIA,Inc.") - 0
Brown Advisory LLC ("BA, LLC") - 0
Alex. Brown Investment Management, LLC ("ABIM") - 0

(iv) Shared power to dispose or to direct the disposition of:
Brown Advisory Holdings Incorporated ("BAHI") - 5,237,076
Brown Investment Advisory & Trust Company ("BIATC") - 352,892
Brown Investment Advisory Incorporated ("BIA,Inc.") - 4,802,965
Brown Advisory LLC ("BA, LLC") - 77,901
Alex. Brown Investment Management, LLC ("ABIM") - 3,318

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
The total securities being reported are beneficialy owned by investment companies and other managed accounts of direct/indirect subsidiaries of BAHI (listed above). These subsidiaries may be deemed to be beneficial owners of the reported securities because applicable investment advisory contracts provide voting and/or investment power over the securities.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Brown Adivsory Holdings Incorporated ("BAHI") is a parent holding company filing this schedule on behalf of the following subsidiaries pursuant to Rule 13d-1(b)(1)(ii)(G) under the Securities Exchange Act of 1934:

Brown Investment Advisory & Trust Company ("BIATC") - BK (Bank)
Brown Investment Advisory, Incorporated ("BIA,Inc.") - IA (Investment Adviser)
Brown Advisory, LLC ("BA, LLC") - IA (Investment Adviser)
Alex. Brown Investment Management, LLC ("ABIM")
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 01, 2012

Date
Brown Advisory Holdings Incorporated ("BAHI") See attached "Exhibit 1"
Brett D. Rogers Chief Compliance Officer

Signature
Brett D. Rogers , Chief Compliance Officer

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
CUSIP No.: 222816100
Joint Filing Agreement
----------------------------

Party signing this filing agrees that this statement is submitted as a joint filing on behalf of the undersigned:

Brown Adivsory Holdings Incorporated ("BAHI")- Parent Holding Company
Brown Investment Advisory & Trust Company ("BIATC")
Brown Investment Advisory Incorporated ("BIA,Inc.")
Brown Advisory LLC ("BA, LLC")
Alex. Brown Investment Management, LLC ("ABIM")